    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 10, 2000.

                                                      REGISTRATION NO. 333-____
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------
                                  SCHEDULE TO

                             TENDER OFFER STATEMENT
  (UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                              --------------------
                             SHAW INDUSTRIES, INC.
         (Name of Subject Company (issuer) and Filing Person (offeror))

                           COMMON STOCK NO PAR VALUE
                 SERIES A PARTICIPATING PREFERRED STOCK RIGHTS
                         (Title of Class of Securities)

                                  8202-86-102
                     (CUSIP Number of Class of Securities)

                            Bennie M. Laughter, Esq.
                 Vice President, Secretary and General Counsel
                             Shaw Industries, Inc.
                             616 East Walnut Avenue
                                P.O. Drawer 2128
                             Dalton, Georgia 30720
                            Telephone (706) 278-3812
                 (Name, address and telephone number of person
                       authorized to receive notices and
                     communications on behalf of the filing
                                    person)

                                    Copy to:
                            Gabriel Dumitrescu, Esq.
                     Powell, Goldstein, Frazer & Murphy LLP
                            191 Peachtree Street NE
                                Sixteenth Floor
                             Atlanta, Georgia 30303
                                 (404) 572-6600

                           CALCULATION OF FILING FEE
===============================================================================
      TRANSACTION VALUATION                   AMOUNT OF FILING FEE
      ---------------------                   --------------------
                                                       *
-------------------------------------------------------------------------------
* Pursuant to General Instruction D to Schedule TO, no filing fee is required.


[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:                       Filing Party:
               N/A                                      N/A

      Form or Registration No.:                     Date Filed:
               N/A                                      N/A

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:


[  ]  third-party tender offer subject to Rule 14d-1.                  [X]    issuer tender offer subject to Rule 13e-4.
[  ]  going-private transaction subject to Rule 13e-3.                 [ ]    amendment to Schedule 13D under Rule 13d-2.


Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


                              --------------------
      THIS TENDER OFFER STATEMENT ON SCHEDULE TO RELATES TO THE TENDER OFFER BY SHAW INDUSTRIES, INC., A GEORGIA CORPORATION, TO PURCHASE 12,000,000 SHARES, OR SUCH LESSER NUMBER OF SHARES AS ARE PROPERLY TENDERED, OF ITS COMMON STOCK, INCLUDING THE ASSOCIATED RIGHTS TO PURCHASE SERIES A PARTICIPATING PREFERRED STOCK ISSUED PURSUANT TO THE AMENDED AND RESTATED RIGHTS AGREEMENT DATED
APRIL 10, 1999, BETWEEN SHAW INDUSTRIES, INC. AND EQUISERVE TRUST COMPANY, N.A., AS AMENDED, AT PRICES NOT IN EXCESS OF $13.50 NOR LESS THAN $11.50 PER SHARE, NET TO THE SELLER IN CASH, WITHOUT INTEREST, AS SPECIFIED BY SHAREHOLDERS TENDERING THEIR SHARES. THIS SCHEDULE TO IS INTENDED TO SATISFY THE REPORTING REQUIREMENTS OF RULE 13E-4(C)(1) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

================================================================================

ITEM 12. EXHIBIT.


(a)(5)(A)   Press Release, dated March 10, 2000.

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 SHAW INDUSTRIES, INC.


                                 By:              *
                                    ------------------------------------------
                                       Name:
                                       Title:


Dated: March 10, 2000


------------------------
*   Pursuant to General Instruction D to Schedule TO, no signature is required.

                                 EXHIBIT INDEX

    EXHIBIT
    NUMBER                                   DESCRIPTION
    ------                     ----------------------------------------------
    (a)(5)(A)                        Press Release, dated March 10, 2000